November 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Ms. Stacie Gorman
Mr. James Lopez
Mr. William Demarest
Ms. Shannon Menjivar

Re:	Mountain & Co. I Acquisition Corp.
Registration Statement on Form S-1, as amended, File No. 333- 259034

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of Mountain & Co. I Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on November 4, 2021, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that 1,000 copies of the Preliminary Prospectus dated October 25, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
as underwriter

By:	/s/ Ryan Kelley
Name: Ryan Kelley
Title: Director